Filed pursuant to Rule 424(b)(3)
File No. 333-223943

TEUCRIUM AGRICULTURAL FUND

Supplement dated August 27, 2018
to
Prospectus dated April 30, 2018

This supplement amends, supplements, modifies, and/or provides information in addition to that contained in the prospectus of the Teucrium Agricultural Fund dated April 30, 2018 (the “Prospectus”). It should be read in its entirety and kept together with your Prospectus for future reference. Capitalized terms and certain other terms used in this supplement, unless otherwise defined in this supplement, have the meanings assigned to them in the Prospectus.

Change in Number of Shares Required for a Creation or Redemption Basket

Shares of the Fund may only be purchased or redeemed by Authorized Purchasers and only in blocks of Shares called “Creation Baskets” or “Redemption Baskets,” respectively. Effective September 4, 2018, the Sponsor has determined to change the number of Shares required for a Creation Basket or Redemption Basket from 25,000 Shares of the Fund to 12,500 Shares of the Fund. Accordingly, all references in the Prospectus to the number of Shares required for a “Creation Basket” or “Redemption Basket” are hereby revised to state 12,500 Shares instead of 25,000 Shares.

The minimum number of shares outstanding for the Fund remains 50,000, representing four baskets. The fee paid by Authorized Purchasers per order for Creation Baskets or for Redemption Baskets will remain $250.